TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

April 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for Fiscal Year Ended September 28, 2014
Filed November 19, 2014
Response dated March 27, 2015
File No. 0-19655

Dear Mr. O’Brien:

By letter dated March 31, 2015, you provided an additional comment on the above-referenced response of Tetra Tech, Inc. (the “Company”) to your letter dated February 27, 2015.  Set forth below is the Company’s response to this comment.

Critical Accounting Policies and Estimates, page 77

1.                                    We note the draft disclosure you provided for the GMP reporting unit in response to comment 1 in our letter dated February 27, 2015.  It is unclear how your statement, “…if GMP’s future financial performance falls below our expectations or market prices for similar businesses decline, the goodwill for GMP could become impaired” is responsive to our request for expanded disclosure within the first bullet.  Please advise.

Response

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2015, we will further expand our disclosure for any reporting unit that has an estimated fair value that is not substantially in excess of its carrying value.  This disclosure will reflect our new reporting structure as the status of reporting units under the prior organization (as of September 28, 2014) are no longer tracked or relevant.  Assuming GMP remains the only reporting unit with an estimated fair value that is not substantially in excess of its carrying value at the end of the second quarter of fiscal 2015, we will further expand the disclosure in our letter dated February 27, 2015 as follows (with language in bold representing the additional disclosure):

Securities and Exchange Commission

April 10, 2015

“The reorganization of our core operations, described further in Note 10, “Reportable Segments”, also impacted the definition of our reporting units used for goodwill impairment testing.  As a result, as of September 29, 2014, we performed impairment testing for goodwill under our new segment structure and determined that the estimated fair value of each reporting unit exceeded its corresponding carrying amount including recorded goodwill, and, as such, no impairment existed as of September 29, 2014.  However, our Global Mining Practice (“GMP”) reporting unit had an estimated fair value that exceeded its carrying value by less than 20%.  GMP is included in our RME reportable segment.

We estimate the fair value of all reporting units with a goodwill balance based on a comparison and weighting of the income approach (weighted 70%), specifically the discounted cash flow method and the market approach (weighted 30%), which estimates the fair value of our reporting units based upon comparable market prices and recent transactions and also validates the reasonableness of the multiples from the income approach.  The resulting fair value is most sensitive to the assumptions we use in our discounted cash flow analysis.  The assumptions that have the most significant impact on the fair value calculation are the reporting unit’s revenue growth rate and operating profit margin, and the discount rate used to convert future estimated cash flows to a single present value amount.

In our discounted cash flow model for GMP as of September 29, 2014, we assumed annual revenue growth rates of 3% to 5% based on historical trends in GMP and the mining industry, projections for future mining activity, and GMP’s backlog and prospects for new orders.  We discounted the resulting cash flows at a rate of 14%.  Our market-based assessment resulted in a value approximating a 0.7 multiple of revenue, net of subcontractor costs, for the 12 month period preceding the valuation date.  The discounted cash flow value, combined on a weighted-basis with the results of our market analysis, resulted in an estimated fair value for GMP of approximately $102.8 million compared to our carrying value including goodwill of approximately $91.8 million.  As of December 28, 2014, the goodwill amount for GMP was $65.6 million.

Although we believe that our current estimate of fair value is reasonable, our analysis is primarily dependent on our future level of revenue from our mining clients.  However, the extent of future activity is uncertain, particularly in light of the significant contraction in the mining sector over the last two years.  We currently anticipate that if GMP’s future revenue declines by 20% or more, or market prices for similar businesses decline by more than 15%, GMP’s goodwill could become impaired.

Additionally, if the yield to maturity on 20-year U.S. treasury bonds (our assumed risk-free rate of return) or the additional return investors require for alternate investments, including those similar to GMP, increases, we may be required to increase the discount rate used in our cash flow analysis.  If all of our operating assumptions remain constant, but we are required to increase the discount rate in our cash flow model to 15.5% or higher, GMP’s goodwill could become impaired.”

Securities and Exchange Commission

April 10, 2015

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; Brian N. Carter, Senior Vice President and Corporate Controller, at (626) 470-2468; or me at (626) 470-2463.

Respectfully,

/s/ Steven M. Burdick

Steven M. Burdick
Executive Vice President,
Chief Financial Officer

SMB:pb

cc:                              Tracey Smith, Staff Accountant, SEC

Jeanne Baker, Assistant Chief Accountant, SEC

Leland Benton, Staff Attorney, SEC

Craig E. Slivka, Special Counsel, SEC

Brian N. Carter, SVP and Corporate Controller

Janis B. Salin, SVP and General Counsel